EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

Annual Meeting of Shareholders
of Pengrowth Energy Corporation

May 2, 2012

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome of Vote
1.
The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.
PASSED

2.	The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuring year or until their successors are elected or appointed:

Derek W. Evans John B. Zaozirny Thomas A. Cumming Wayne K. Foo James D. McFarland Michael S. Parrett A. Terence Poole D. Michael G. Stewart
98.82% FOR / 1.18% WITHHELD
98.25% FOR / 1.75% WITHHELD
98.69% FOR / 1.31% WITHHELD
98.67% FOR / 1.33% WITHHELD
98.54% FOR / 1.46% WITHHELD
98.64% FOR / 1.36% WITHHELD
98.62% FOR / 1.38% WITHHELD
98.80% FOR / 1.20% WITHHELD